As filed with the Securities and Exchange Commission on September 7, 2004
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)
                            TAIWAN GREATER CHINA FUND
                   (Name of Subject Company and Filing Person)
            SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    874037104
                      (CUSIP Number of Class of Securities)

                               STEVEN R. CHAMPION
                             CHIEF EXECUTIVE OFFICER
                            TAIWAN GREATER CHINA FUND
                              BANK TOWER, ROOM 1001
                                205 DUN HUA ROAD
                           TAIPEI 105, TAIWAN, R.O.C.
                              (011) 886-2-2715-2988

                                 WITH A COPY TO:
                            MARC E. PERLMUTTER, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 373-3000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
               and Communications on Behalf of the Filing Person)


                            CALCULATION OF FILING FEE
================================================================================
     TRANSACTION VALUATION*                            AMOUNT OF FILING FEE
     ----------------------                            --------------------
          $47,086,522.56                                    $5,965.86
================================================================================
* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of up to 10,899,658 shares of beneficial interest, par value $0.01 per share (the "SHARES"), of the Taiwan Greater China Fund, a Massachusetts business trust, based on a price per share of $4.32 (99% of the net asset value per Share of $4.36) on August 3, 2004.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:    $5,965.86          Filing Party:   Taiwan Greater China Fund
     Form or Registration No.:  Schedule TO        Date Filed:     August 6, 2004

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]   third-party tender offer subject to Rule 14d-1.
     [X]   issuer tender offer subject to Rule 13e-4.
     [_]   going-private transaction subject to Rule 13e-3.
     [_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

            This Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 6, 2004 by the Taiwan Greater China Fund (the "TRUST"), relating to an offer to purchase for cash up to 10,988,658 shares of its outstanding shares of beneficial interest, par value $0.01 per share (the "SHARES"), at a purchase price equal to 99% of the net asset value per Share, amends such Tender Offer Statement on Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) of the Securities Exchange Act of 1934.

ITEM 12.    EXHIBITS.

    EXHIBIT NUMBER                        DESCRIPTION
    --------------         -----------------------------------------
      (a)(5)(D)            Press release issued by the Trust on
                           September 7, 2004.

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2004

                                        TAIWAN GREATER CHINA FUND


                                        By: /s/ Steven R. Champion
                                            --------------------------
                                            Name:  Steven R. Champion
                                            Title: Chief Executive Officer
                                                   and President